LINKLATERS

LINKLATERS
& ALLIANCE

One Silk Street London EC2Y 8HQ

Telephone: (44-20) 7456 2000
Facsimile: (44-20) 7456 2222
Group 4 FAX: (44-20) 7374 9318
DX Box Number 10 CDE
Direct Line (020) 7456 3384
Direct Fax (020) 7456 2222
e-mail deborah.smith@linklaters.com

02034460

May 20, 2002

Our ref
Your ref

SEC MAIL PROCESSING
RECEIVED
MAY 28 2002
WASH, D.C. 154 SECTION

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen

Rule 12g3-2(b) Submission - File No. 82-5180

On behalf of our client, Coca-Cola Hellenic Bottling Company, S.A., we are enclosing a copy of a press release issued on May 20, 2002. This press release has been filed with the Company Announcements Office of the London Stock Exchange pursuant to Rule 9.1 of the London Stock Exchange Listing Rules, as well as with the Australian Stock Exchange. This document is essentially an English version of the same document that was submitted to the Athens Stock Exchange and, to that extent, it serves as the English version of that filing.

Should you have any questions about the enclosed submission, please contact me (collect) at (+44 20) 7456 3384.

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

Yours sincerely

Deborah Smith

cc: Jan Gustavsson (*Coca-Cola HBC*)

//

Coca-Cola HBC

First quarter results for the three months to 29 March 2002

Coca-Cola HBC ("CCHBC") is the world's second largest Coca-Cola bottler, serving a population of approximately 500 million people in 26 countries. CCHBC shares are listed on the Athens Stock Exchange, with secondary listings on the London and Australian Stock Exchanges.

HIGHLIGHTS

- Volume of 267 million unit cases, 17% ahead of 2001, +8% on a constant territory basis
- Net sales revenue of €866 million, 18% ahead of 2001, +13% on a constant territory basis
- EBITDA* of €87 million, 26% ahead of 2001, +37% on a constant territory basis
- CCHBC announces its intention to list on the New York Stock Exchange

Irial Finan, Managing Director of Coca-Cola HBC, commented:

"I am pleased to report on an excellent first quarter for the group, during which time we have achieved profitable volume growth across the three market segments of our business. As a result of this continuing progress we are increasing our earnings expectations for the full year. In addition, we plan to join our peer group by listing CCHBC shares on the New York Stock Exchange later in the current year."

*EBITDA (earnings before interest, tax, depreciation and amortisation) is a key measure of performance.

20 May 2002

ENQUIRIES:

Coca-Cola HBC — **Tel: + 30 10 618 3100**
Melina Androutsopoulou, *Investor Relations Director* — Email: melina.androutsopoulou@cchbc.com

Gavin Bell, *Investor Relations* — **Tel: +1 609 688 8561**
Email: gavinbellcfa@aol.com

College Hill — **Tel: +44 (0) 20 7457 2020**
Tony Friend — Email: tony.friend@collegehill.com
Gareth David — Email: gareth.david@collegehill.com

Edelman (Sydney) — **Tel: +61 29 241 3131**
Yves Noldus

Capital Link — **Tel: +1 212 661 7566**
Pamela O'Brien — Email: pobrien@capitallink.com

ISSUED BY

COLLEGE HILL

MANAGING DIRECTOR'S REVIEW

I am pleased to report on an excellent first quarter for the group, during which time we have achieved profitable volume growth across the three market segments of our business. These results reflect excellent performance given the strength of the first quarter in 2001 (+10%) and continue the year-on-year growth trends begun in 2000.

Volume

In the three months to March 2002, group volumes were 267 million unit cases, up 8% on a constant territory basis and up 17% on a reported basis over the first quarter 2001.

Looking at volume performance by the three segments of our business, ***established markets*** volume increased by 9% to 120 million unit cases. Our largest established market, Italy, recorded strong volume growth, and benefited from the timing of the Easter holiday and an anticipated 1 April price increase. Ireland also reported strong volume growth resulting from improved performance for Sprite and Schweppes as well as the timing of the Easter holiday. All other established markets experienced positive volume growth.

In the ***developing markets***, volume was 52 million unit cases, down 1% on a constant territory basis for the quarter. These results are in line with our continued goal to develop a sustainable and profitable business in the developing markets and we anticipate volume growth for the remainder of the year to be in line with our long-term objectives.

On a reported basis, the developing markets were in fact ahead by 5% with the main factor being the addition of the operations in the Baltic States, which were acquired in January of this year. In addition, strong growth was also recorded in Croatia as a result of wholesaler programmes and new pricing policies on future consumption packages.

Emerging markets volume was 95 million unit cases, 12% ahead of 2001 on a constant territory basis (ahead 38% on a reported basis). Russia volume increased by 18% driven by balanced growth in all beverage categories including CSDs, water and juices. Romania reported strong growth as a result of the launch of Fanta Madness and a number of in-store displays including Easter promotions begun in March. Nigeria also continued to post volume growth in the first quarter of this year after growth of over 20% in the first quarter of 2001. In Yugoslavia, we continue to see the steady performance begun in 2001 reflecting the increasing economic stability of the region and the targeted promotional activity.

In other emerging markets, significant volume growth was also seen in Ukraine and Belarus, resulting from various factors such as improved market presence and introduction of new packages and flavours.

MANAGING DIRECTOR'S REVIEW

Earnings

As in the first quarter of 2001, the most significant growth continues to be in the ***emerging markets*** segment with EBITDA of €25.3 million, an increase of 34% on the first quarter of 2001 on a reported basis and a 98% increase on a constant territory basis. EBITDA in Russia improved significantly versus the prior year as a result of our defined strategy of profitable volume growth as well as realisation of merger synergies. Nigeria continues to generate strong profitable growth, capitalizing on the price increases implemented in the fourth quarter (October) of 2001. Other contributors were Romania and Yugoslavia, where results benefited from the launch of new products, increased focus on water sales and a period of currency stability.

In our ***established markets***, EBITDA was €57.3 million, 14% ahead of 2001. This result was due to the combination of strong volume growth and sustained margins and cost containment across the segment.

Developing markets EBITDA was €4.0 million in 2002 from a breakeven position last year. These results reflect our continued efforts to profitably grow our businesses with improved pricing, particularly in the key markets of Poland and Hungary.

Capital Expenditure

Capital expenditures were €56.0 million in the first quarter. This expenditure is in line with our full year expectation of approximately €300 million. Our capital investments continue to be focused on the higher profitability areas of the business such as cold drink equipment.

New York Stock Exchange Listing

We intend to apply for the listing of CCHBC on the New York Stock Exchange and to establish an American Depository Receipt program for our shares. Our current intention is to complete the proposed listing in the fourth quarter, subject to applicable regulatory approvals. We anticipate that the development of an active market in New York, where most of our peer companies are listed, will benefit all of our shareholders.

MANAGING DIRECTOR'S REVIEW

Current Trading

We are seeing continued positive developments, with satisfactory volume, net sales revenue and EBITDA growth through new product launches, improved pricing policies and targeted promotional activities.

We remain comfortable with full year volume expectations of 6-8% growth (on a constant territory basis) and are raising expectations for EBITDA growth to 14-16% over the 2001 reported EBITDA of €492.6 million.

IRIAL FINAN

Managing Director
20 May 2002

FINANCIAL INFORMATION

		Three months to 29 March 2002	
		Reported basis	Constant Territory basis
Volume	267 million unit cases	+17%	+8%
Net Sales Revenue	€866.2 million	+18%	+13%
EBITDA	€86.6 million	+26%	+37%
Operating profit / (loss)	€(7.0) million	+64%	+80%
Net profit / (loss)	€(38.7) million	+15%	+39%

Three months to 29 March 2002	Volume (million unit cases)	% Change Reported	% Change Constant Territory	EBITDA (€ million)	% Change Reported	% Change Constant Territory
Established Markets	120.0	+9%	+9%	57.3	+15%	+15%
Developing Markets	52.2	+5%	-1%	4.0	>100%	>100%
Emerging Markets	95.0	+38%	+12%	25.3	+34%	+98%
Coca-Cola HBC	**267.2**	**+17%**	**+8%**	**86.6**	**+26%**	**+37%**

Percentage change refers to change versus the prior year comparable period. Percentage changes on a constant territory basis are calculated assuming that all of our recently acquired territories (Russia and the Baltics) had been part of the group since 1 January 2001.

COCA-COLA HBC
First quarter results for the three months to 29 March 2002

Condensed consolidated income statement (unaudited)

	Note	Three months to 29 March 2002 € million	Three months to 30 March 2001 Actual € million
Net Sales Revenue	3	**866.2**	732.1
Cost of goods sold		**(545.1)**	(468.2)
Gross profit		**321.1**	263.9
Operating expenses		(300.2)	(255.8)
Amortisation of goodwill		(27.9)	(27.6)
Total operating expenses		(328.1)	(283.4)
Operating profit/(loss)		**(7.0)**	(19.5)
Finance costs	4	**(15.6)**	(18.3)
Share of results of associates		**0.5**	0.8
Profit/(loss) before taxation		**(22.1)**	(37.0)
Taxation	5	**(12.3)**	(7.1)
Profit/(loss) after taxation		**(34.4)**	(44.1)
Minority interests		**(4.3)**	(1.5)
Net profit/(loss)		**(38.7)**	(45.6)
Basic profit/(loss) per share (cents)	6	**(16.4)**	(19.2)
Volume (million unit cases)	3	**267**	228
EBITDA (€million)	3	**86.6**	68.8

Condensed consolidated balance sheet (unaudited)

	Note	As at 29 March 2002 € million	As at 31 December 2001 € million
Assets			
Property, plant and equipment	7	2,104.1	2,068.8
Intangible assets	7	1,901.0	1,916.7
Other non-current assets		27.9	27.8
Total non-current assets		4,033.0	4,013.3
Inventories		316.8	286.3
Trade and other receivables		669.9	625.5
Cash and cash equivalents		182.5	152.6
Total current assets		1,169.2	1,064.4
Total assets		5,202.2	5,077.7
Liabilities			
Short term borrowings		283.3	208.9
Other current liabilities		894.1	816.5
Total current liabilities		1,177.4	1,025.4
Long-term borrowings	8	1,198.0	1,204.9
Other non-current liabilities		203.9	198.3
Total non-current liabilities		1,401.9	1,403.2
Equity		2,513.7	2,538.0
Minority interests		109.2	111.1
Total equity and liabilities		5,202.2	5,077.7

Condensed consolidated cash flow statement (unaudited)

	Note	Three months to 29 March 2002 € million	Three months to 30 March 2001 € million	Year to 31 December 2001 € million
Operating profit/(loss)		(7.0)	(19.5)	125.1
Depreciation		65.7	60.7	257.0
Amortisation of goodwill		27.9	27.6	110.5
EBITDA	3	86.6	68.8	492.6
(Profit)/loss on disposal of fixed assets		0.4	(1.1)	7.5
Change in working capital:				
Inventories		(24.1)	(23.6)	(4.8)
Trade and other receivables		(36.0)	(16.7)	(6.5)
Trade payables and other liabilities		37.9	80.9	48.5
Tax paid		(10.9)	(6.3)	(42.7)
Net cash inflow from operating activities		53.9	102.0	494.6
Investing activities:				
Capital expenditure on tangible fixed assets		(56.0)	(54.6)	(271.1)
Proceeds on sale of tangible fixed assets		1.9	4.0	21.3
Proceeds from disposal of investments		0.1	-	0.6
Acquisition of franchise rights	9	-	(39.2)	(42.4)
Net payments for acquisition of subsidiaries		2.3	-	(24.4)
Net cash outflow from investing activities		(51.7)	(89.8)	(316.0)
Financing activities:				
Increase/(decrease) in borrowings		33.8	17.8	(59.1)
Net interest paid		(6.5)	(26.8)	(74.3)
Net dividend paid		-	(0.5)	(47.6)
Net cash inflow/(outflow) from financing activities		27.3	(9.5)	(181.0)
Increase/(decrease) in cash and cash equivalents		29.5	2.7	(2.4)
Movement in cash and cash equivalents:				
At start of the year		152.6	156.7	156.7
Increase/(decrease) in cash and cash Equivalents		29.5	2.7	(2.4)
Effect of exchange difference on translation		0.4	0.7	(1.7)
At end of the period		182.5	160.1	152.6

Notes to the consolidated condensed financial statements (unaudited)

1. Accounting policies

The accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2001.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These consolidated condensed financial statements should be read in conjunction with the 2001 annual financial statements which will be published subsequent to this announcement and which will include a full description of the group's accounting policies.

2. Exchange rates

For CCHBC, the directors believe that the euro is the most appropriate reporting currency as it is the currency most closely aligned to the operating currencies of the CCHBC group. CCHBC translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average Year to March			Closing
	2002	2001	29 March 2002	31 December 2001
US dollar	0.88	0.92	0.87	0.90
UK sterling	0.61	0.63	0.61	0.61
Polish zloty	3.62	3.76	3.61	3.53
Nigerian naira	100.78	102.13	101.46	102.48
Hungarian forint	243.72	265.83	244.50	245.30
Swiss franc	1.47	1.53	1.46	1.48

Notes to the consolidated condensed financial statements (cont'd)

3. Segmental analysis

The group has one business, being the bottling and distribution of soft drinks and related products.

The following market groupings have been adopted for secondary segmental analysis:

Established markets: Austria, Greece, Italy, Ireland and Switzerland

Developing markets: Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia

Emerging markets: Armenia, Belarus, Bosnia, Bulgaria, Federal Republic of Yugoslavia, FYROM, Moldova, Nigeria, Romania, Russia and Ukraine.

Information presented below is based on actual results for the three months to 29 March 2002, 30 March 2001 and the twelve months to 31 December 2001.

	Volume unit cases million	Sales € million	EBITDA* € million
Established markets			
3 months to 29 March 2002	120.0	479.5	57.3
3 months to 30 March 2001	*110.0*	*436.7*	*49.8*
12 months to 31 December 2001	*502.3*	*1,999.3*	*292.5*
Developing markets			
3 months to 29 March 2002	52.2	140.8	4.0
3 months to 30 March 2001	*50.0*	*128.6*	*0.1*
12 months to 31 December 2001	*232.8*	*644.1*	*61.4*
Emerging markets			
3 months to 29 March 2002	95.0	245.9	25.3
3 months to 30 March 2001	*68.0*	*166.8*	*18.9*
12 months to 31 December 2001	*350.7*	*867.8*	*132.0*
Total CCHBC			
3 months to 29 March 2002	267.2	866.2	86.6
3 months to 30 March 2001	*228.0*	*732.1*	*68.8*
12 months to 31 December 2001	*1,085.8*	*3,511.2*	*485.9*

* EBITDA for the full year 2001 is shown excluding exceptional operating income, as described in note 4.

Notes to the consolidated condensed financial statements (cont'd)

4. Finance costs

	Three months to 29 March 2002 € million	Three months to 30 March 2001 € million
Net interest payable	(12.0)	(18.2)
Net monetary (gain)/loss and hyper-inflationary exchange losses	(3.6)	(0.1)
Other finance costs	-	-
Total finance costs	(15.6)	(18.3)

5. Taxation

The underlying effective tax rate for the group is higher than the Greek statutory rate of 35% due to the impact of non-deductible expenses, principally the amortisation of goodwill which is not deductible for tax purposes. Tax rates in the countries in which the group operates range from 10%-51%.

A best estimate of the expected full year weighted average annual income tax rate is made for each country and applied to the profits and losses for the period arising in the respective tax jurisdictions. No deferred tax benefit is recognised for losses in the period.

The effective tax rate for the group varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across territories.

We anticipate the effective tax rate, excluding the amortisation of goodwill, will be in the range of 30-35% for the full year 2002.

6. Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the period (2002: 236,569,605 shares).

7. Tangible and intangible assets

	Property, plant and equipment € million	Intangible assets € million
Opening net book value as at 1 January 2002	2,068.8	1,916.7
Additions	63.2	-
Arising on acquisition	21.2	11.5
Disposals	(0.9)	-
Depreciation/amortisation	(65.7)	(27.9)
Other movements including exchange	17.5	0.7
Closing net book value as at 29 March 2002	2,104.1	1,901.0

Notes to the consolidated condensed financial statements (cont'd)

8. Borrowings

In 2001 the group refinanced its long term borrowings via a bond issue of €625 million and two medium term notes of €200 million and €300 million. There was no change in total debt as a result of these issues.

9. Franchise rights

In 2001 the group paid The Coca-Cola Company €39.2 million for companies in Austria and Hungary which held the rights to prepare and package beverages of The Coca-Cola Company in cans for Austria, Hungary and Switzerland. This acquisition was completed and reflected in the group's 2000 balance sheet and the consideration, paid in 2001, was wholly in cash. In addition, during 2001, €3.2 million was paid in respect of franchise rights for Schweppes brands in Nigeria.

10. Acquisition of Russia and the Baltics

On 23 November 2001 and 2 January 2002 the Group acquired all The Coca-Cola Company owned bottling operations in Russia and the Baltic countries of Estonia, Latvia and Lithuania respectively.

11. Dividend

The Board of Directors proposed a dividend of 18 euro cents per share (totalling €42.6 million) for the year ended 31 December 2001. Under IAS 10 (revised), this dividend has not been recognised in the accounts presented. The dividend will be submitted for formal approval at the Annual General Meeting on 20 May 2002.